Filed by Thermage, Inc.

Pursuant to Rule 425

Under the Securities Act of 1933 and

Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Thermage, Inc.

Commission File No.: 001-33123

July 9, 2008

Dear valued distributor,

I am pleased to share some exciting news with you that can potentially advance Reliant and the Fraxel® brand, expand our product line and allow us to offer enhanced service and benefits. As the enclosed press release details, we announced on Monday that Reliant has agreed to join forces with Thermage, a market leader in non-invasive tissue tightening.

Our distributor partners, your customers and their patients are our most valued constituents. Since we introduced fractional skin resurfacing in 2004, Reliant has been committed to clinical research, product development and treatment safety, efficacy and reliability. Thermage shares these core values.

With Reliant’s leadership in skin resurfacing and rejuvenation and Thermage’s leadership in skin tightening, we believe the combined company will be well-positioned to deliver a more compelling and diverse set of products quickly and with the same commitment to customer service you have come to expect. Combining Reliant and Thermage resources will support an installed customer base of more than 4,000 systems and allow us to expand into new markets.

We expect the transaction to close during the fourth quarter of 2008. Until that time, it will be business as usual. If the merger is completed, the two companies will operate under one name, however skin resurfacing and skin rejuvenation treatments that you provide will still be marketed under the Fraxel brand name. The combined company will be based in Hayward, CA, in close proximately to the current Reliant headquarters in Mountain View, CA.

Our commitment to customer service and satisfaction remains our number one priority. If you have any questions or concerns, please contact your Reliant Customer Support Specialist at 1-650-605-2200. Thank you for your continued support.

Sincerely,

Keith J. Sullivan

Vice President of Sales and Marketing

Safe Harbor

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding potential transaction timing, projected financial results, and anticipated cost savings, synergies and other opportunities. Forward-looking statements are based on management’s current, preliminary expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the statements contained herein, including the risks that the transaction is delayed or ultimately not consummated, and that the anticipated financial and operating benefits of the transaction are not realized, among other risks. Further information on potential risk factors that could affect Thermage’s business are detailed in Thermage’s Form 10-Q for the quarter ended March 31, 2008, and additional risk factors relating to the proposed transaction discussed in this communication will be presented in future public filings. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Thermage undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Additional Information and Where You Can Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Thermage and Reliant. In connection with the transaction, Thermage will file a registration statement on Form S-4 with the SEC containing a proxy statement/prospectus/information statement. The proxy statement/prospectus/information statement will be mailed to the stockholders of Thermage and Reliant. Investors and security holders of Thermage and Reliant are urged to read the proxy statement/prospectus/information statement when it becomes available because it will contain important information about Thermage, Reliant and the proposed transaction. The proxy statement/prospectus/information statement (when it becomes available), and any other documents filed by Thermage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Thermage by contacting Thermage Investor Relations by e-mail at IR@thermage.com or by telephone at (510) 259-7117. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Thermage and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed transaction. Information about the directors and executive officers of Thermage and their respective interests in the proposed transaction will be available in the proxy statement/prospectus/information statement.